FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Tournigan Gold Corporation (the “Company” )
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2. Date of Material Change

March 29, 2007.

Item 3. News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on March 29, 2007.

Item 4. Summary of Material Change

Tournigan announced the grant of 400,000 stock options to a director of the Company. The exercise price of the options is the closing price of the Company’s stock on March 29, 2007 and the expiry date will be March 29, 2012.

Item 5. Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule “A” .

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT MARCH 29, 2007

Item 8. Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone –  604-683-8320
Facsimile   –  604-683-8340

Item 9. Date of Report

Dated at Vancouver, B.C., this 29th day of March, 2007.

SCHEDULE “A”
PRESS RELEASE
March 29, 2007
Symbol: Canada TSX.V – TVC
Frankfurt, Berlin – TGP
2007-06

Tournigan Adds Claims in Wyoming

Tournigan Gold Corporation (TVC:TSX.v; TGP:Frankfurt) is pleased to report that it has substantially increased its land position at its Cyclone Rim Property in Wyoming, U.S.A. An additional 797 claims have been added along the projected strike direction of the uranium roll front (1) mineralization at Cyclone Rim (see attached claim map). Tournigan’s Cyclone Rim Property now covers 23 miles of possible uranium mineralization on the western half of the Great Divide Basin. The Company believes that it is the largest landholder on the west side of the Great Divide Basin. In-fill drilling of historic mineralization, as well as step out exploration drilling, is slated for the second quarter of 2007.

An area of shallow oxidized mineralization has been outlined by historic drilling at the Cyclone Rim Property. This summer’s program of confirmation and in-fill drilling is expected to result in a resource estimate compliant with C.I.M. standards. In conjunction with the in-fill drill program, Tournigan will explore the 23 mile strike length of potential uranium mineralization with widely spaced drill holes. Tournigan’s Cyclone Rim Property is as close as 8 miles west of the Sweetwater uranium processing mill.

The Wyoming Uranium Province has produced approximately 190 million pounds of uranium since the late 1950’s. Tournigan has claim blocks in Wyoming located in three prospective uranium bearing basins: the Great Divide Basin; the Shirley Basin; and Green River Basin.

At least five uranium mines operated in the Great Divide Basin during the late 1970’s. Several large exploration programs conducted there during this period resulted in the discovery of more than 100 million pounds of uranium. Tournigan maintains three properties that encompass areas where Newmont Mining Corporation, Teton Exploration, and Rocky Mountain Energy conducted close spaced drilling.

Roll Front (1) Description

Sandstone uranium deposits are formed in aquifers. Groundwater bearing uranium flows through these aquifers carrying dissolved uranium and other metals such as molybdenum, vanadium, selenium, and arsenic. These metals precipitate out of the ground water when the ground water flow crosses an oxidation/reduction interface in the sandstone. This forms a crescent-shaped uranium deposit known as a roll front (see schematic diagram of generalized uranium roll front deposit).

In June 2005, Tournigan entered into an option agreement with Sweetwater River Resources to acquire up to 100% of a portfolio of Uranium properties in the western US which includes claims in the Shirley Basin, Great Divide Basin and Green River Basin of Wyoming, claims in the Edgemont District of South Dakota and claims in the Arizona Strip uranium district in Arizona.

Tournigan also announces the grant of 400,000 stock options to a director of the Company. The exercise price of the options is the closing price of the Company’s stock on March 29, 2007 and the expiry date will be March 29, 2012.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

            James Walchuck
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President Investor Relations at (604) 683-8320, or visit
www.tournigan.com